RYERSON HOLDING CORPORATION

227 West Monroe Street, 27th Floor

Chicago, Illinois 60606

January 12, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Re: Ryerson Holding Corporation (CIK No. 0001481582) (the “Registrant”)

Registration Statement on Form S-4

Filed December 5, 2025, as amended

File No. 333-291983

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ryerson Holding Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time on Wednesday, January 14, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Mark S. Silver
Mark S. Silver
Executive Vice President, General Counsel and Chief Human Resources Officer

cc:	Brian Hamilton, Willkie Farr & Gallagher LLP

Thomas Sharkey, Willkie Farr & Gallagher LLP